Exhibit 4.3

MASTER MANAGEMENT AGREEMENT

This Master Management Agreement (the “Agreement”) is dated on this [DAY] day of [MONTH] [YEAR], (the “Effective Date”) and is entered into by and between:

1.
ROBIN ENERGY LTD., a corporation duly organized and existing under the laws of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands (the “ROBIN”);

2.
CASTOR SHIPS S.A., a company duly organized and existing under the laws of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands, having established a branch office in Greece pursuant to the provisions of art. 25 of Law 27/1975 (formerly law 89/1967) at 10 Seneka Street, 14564 Kifissia, Athens, Greece (the “Manager”);

3.	The shipowning corporation listed in Schedule A-1 hereto (as such Schedule A-1 may be supplemented and/or amended from time to time), and

4.	The shipowning corporation that used to own a vessel listed in Schedule A-2 hereto (as such Schedule A-2 may be supplemented and/or amended from time to time),

(hereinafter collectively referred to as the “Parties” or individually as a “Party”).

WHEREAS:

(A)
ROBIN, directly or indirectly, wholly or partially, owns (i) Shipowning Subsidiaries, which in turn, own or charter in the vessels specified next to each Shipowning Subsidiary listed in Schedule A-1 hereto (which together with any Additional Vessels (as defined below) shall be hereinafter referred to as the “Vessels”) and (ii) Ex-Shipowning Subsidiaries, that used to own or charter in vessels, listed in Schedule A-2 hereto; and

(B)
The Manager has the benefit of expertise in the provision of technical management services, commercial management services and crew management services in respect of oceangoing cargo vessels, as well as in the administration and representation of shipowning companies generally, either on its own or through the appointment of one or more specialized Sub-manager(s) (as defined below); and

(C)
Subject to the terms and conditions set forth herein, the Company (as defined below) has retained the Manager to provide certain technical, commercial, crew management services and administrative services in respect of the Vessels and the business affairs of the Company as described in more detail in this Agreement and the Schedules hereto and the Manager is willing and able to provide such Services.

NOW therefore, in consideration of the foregoing, the Parties hereto agree as follows:

Section 1. Definitions. In this Agreement, unless the context otherwise requires:

“Additional Vessels” means vessels not in the ownership of ROBIN on the date of this Agreement, that ROBIN may subsequently directly or indirectly wholly or partially purchase or charter in, to be managed by the Manager under the fee structure described herein and that may be listed in any additional schedules which may be introduced. For the purposes of this Agreement, any such Additional Vessels to be managed by the Manager under the terms of this Agreement shall also be referred to herein as Vessels. For each Additional Vessel its respective shipowning entity shall adhere to this Agreement by entering into an adhesion agreement to be executed between such shipowning entity and the Parties to this Agreement.

“Address Commission” has the meaning set forth in Section 6(vii) a. of this Agreement.

“Administrative Management Services” has the meaning set forth in Section 2(i) b. of this Agreement.

“Affiliate” of any specified Person (as defined below) means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement” means this Master Management Agreement.

“Board” means the Board of Directors of ROBIN as same may be constituted from time to time.

“Business Day” means a day (excluding Saturdays and Sundays) on which banks are open for general business in Greece, Cyprus and New York.

“Capital raising Commission” has the meaning set forth in Section 6(vii) c. of this Agreement.

“Change of Control in ROBIN” shall mean the occurrence of any of the following events, following the Effective Date:

(i)
the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the United States Securities Exchange Act of 1934 (the “Exchange Act”) (a “Person”) of beneficial ownership of any capital stock of ROBIN if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) thirty percent (30%) or more of either (x) the then-outstanding shares of common stock of ROBIN (the “Outstanding ROBIN Common Stock”) or (y) the combined voting power of the then-outstanding securities of ROBIN entitled to vote generally in the election of directors (the “Outstanding ROBIN Voting Securities”); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control in ROBIN: (1) any acquisition directly from ROBIN; or (2) any acquisition by one or more Permitted Holders (as defined below); or

(ii)
a change in the composition of the Board that results in the Continuing Directors (as defined below) no longer constituting a majority of the ROBIN Board (or, if applicable, the board of directors of a successor corporation to ROBIN), where the term “Continuing Director” means at any date a member of the Board (x) who was a member of the Board on the Effective Date or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a Person other than the Board; or

(iii)
the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving ROBIN, or a sale or other disposition of all or substantially all of the assets of ROBIN (a “Business Combination”), unless, immediately following such Business Combination, in the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation, which as a result of such transaction owns ROBIN or substantially owns all of ROBIN’s assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Corporation”) no Person, other than one or more Permitted Holders beneficially owns, directly or indirectly, thirty percent (30%) or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors of the Acquiring Corporation; or

(iv)	Mr. Petros Panagiotidis ceases to be the Chief Executive Officer of ROBIN; or

(v)	the liquidation or dissolution of ROBIN .

“Chartering Commission” has the meaning set forth in Section 6(vii) a. of this Agreement.

“Commission Fees” has the meaning set forth in Section 6(vii) b. of this Agreement.

“Company” means together ROBIN, the Shipowning Subsidiaries, the Ex-Shipowning Subsidiaries and any additional shipowning entities that may be introduced and listed under separate schedules added from time to time to this Agreement.

“Daily Ship Management Fees” has the meaning set forth in Section 6(i) a. of this Agreement.

“Dispute” has the meaning set forth in Section 15(i) of this Agreement.

“Effective Date” has the meaning set forth in the recitals to this Agreement.

“Environmental Laws” has the meaning set forth in Section 8(iv) of this Agreement.

“Extraordinary Management Fees” has the meaning set forth in Section 6(i) c. of this Agreement.

“Ex-Shipowning Subsidiaries”, and each individually an “Ex-Shipowning Subsidiary”, means the legal entities which previously owned or chartered vessel(s) that have been sold, transferred or otherwise disposed of or have become actual, constructive, agreed or compromised total loss, or become subject to a requisition for title or compulsory acquisition by any government or other competent authority, as listed in Schedule A-2 of this Agreement, as such Schedule A-2 may be amended and/or supplemented from time to time.

“Flat Management Fee” has the meaning set forth in Section 6(i) b. of this Agreement.

“Management Fees” means Extraordinary Management Fees, Daily Ship Management Fees and Flat Management Fee.

“Manager” has the meaning set forth in the preamble to this Agreement.

“MARPOL” has the meaning set forth in Schedule B, Section 2(iii) of this Agreement.

“OPA” has the meaning set forth in Schedule B, Section 2(iv) of this Agreement.

“Permitted Holders” means (i) Mr. Petros Panagiotidis and/or his ascendants, descendants and/or other immediate family members; (ii) any Affiliate of any of the foregoing; (iii) in the event of incapacity (as adjudicated by a court of competent jurisdiction) or death of any of the persons described in sub-clause (i), such person’s estate, executor, administrator, committee or other personal representative, in each case who at any particular date will beneficially own or have the right to acquire, directly or indirectly, capital stock or Outstanding ROBIN Common Stock or Outstanding ROBIN Voting Securities owned by such person; or (iv) any trusts, general partnerships or limited partnerships created for the benefit of the persons described in sub-clauses (i) or (iii) or any trust for the benefit of any such trust, general partnership or limited partnership.

“Reimbursable Expenses” has the meaning set forth in Section 6(v) of this Agreement.

“ROBIN” has the meaning set forth in the preamble to this Agreement.

“Services” means Administrative Management Services and Ship Management Services.

“Ship Management Services” has the meaning set forth in Section 2(i) a. of this Agreement.

“Ship Management Agreement” has the meaning set forth in Section 2(i) a. of this Agreement.

“Shipowning Subsidiaries” means the legal entities owning or chartering Vessel(s), as listed in Schedule A-1 of this Agreement (as such Schedule A-1 may be amended and/or supplemented from time to time) and any additional legal entities that may be listed in any additional schedules, which may be introduced from time to time.

“S&P Commission” has the meaning set forth in Section 6(vii) b. of this Agreement.

“Sub-manager” has the meaning set forth in Section 17(ii) of this Agreement.

“Term” has the meaning set forth in Section 9(i) of this Agreement.

“Termination Fee” shall be equal to seven (7) times the total amount of the Flat Management Fee calculated on an annual basis (i.e. four (4) times the quarterly Flat Management Fee applicable in the calendar year, during which the termination takes place, multiplied by seven (7)) and is additional to the termination fees provided under each Ship Management Agreement. The Parties hereby agree that the Termination Fee is reasonable, proportionate and customary for management contracts of this type with publicly listed shipping companies and their respective subsidiaries especially in view of the agreed Term and considering the investment, the personnel and other resources that the Manager is required to maintain for the purposes of performing its obligations under this Agreement and each Ship Management Agreement.

“Vessel’s Gross Income” has the meaning set forth in Section 6(vii) a. of this Agreement.

“Vessels” has the meaning set forth in the recitals of this Agreement and includes all vessels set out in Schedule A-1 to this Agreement as of the date hereof (as such Schedule A-1 may be amended and/or supplemented from time to time),  amended and/or supplemented from time to time, and any Additional Vessels that may be listed in any additional schedules which may be introduced,.

Section 2. Services.

(i)	In consideration of the payment of the Management Fees (as specified below, in Section 6), the Manager shall, on its own or through one or more Sub-manager(s), provide to the Company and the Vessels:

a.
technical management services, commercial management services and crew management services (the “Ship Management Services”) as set forth in Schedule B to this Agreement and in more detail in the ship management agreement(s) that shall be entered into between the Manager and each of the Shipowning Subsidiaries, which shall be based on the BIMCO Shipman 98 form (or such other form of management agreement that may be agreed between the Parties from time to time) (the “Ship Management Agreement(s)”); for the avoidance of doubt the terms and conditions of this Agreement in relation to the Ship Management Services to be provided by the Manager to the Vessels shall prevail over the terms and conditions of the relevant Ship Management Agreement(s) to the extent the two are inconsistent or in conflict;

b.	administrative support services set forth in Schedule C to this Agreement (the “Administrative Management Services”) (together with the Ship Management Services, the “Services”).

(ii)
The Manager shall provide all or such portion of the Services, pursuant to the instructions and supervision of the Company, based on the Manager’s policies and standards, which shall not be less than customary international ship management practices and standards and shall take all actions as the Manager may from time to time, at its discretion, consider to be necessary to enable it to perform the Services in accordance with sound commercial, technical, crew and operational ship management standards and with the care, diligence and skill that a prudent manager of oceangoing cargo vessels, similar to the Vessels, would possess and exercise, being in compliance with all relevant and applicable rules and regulations.

Section 3. Covenants. During the term of this Agreement the Manager shall:
(i)
diligently provide (or sub-contract in accordance with Section 17 hereof) all or part of the Services to the Company as an independent contractor, and be responsible to the Company for the due and proper performance of same;

(ii)	retain at all times qualified and competent staff so as to maintain a level of expertise sufficient to provide the Services; and

(iii)
keep full and proper books, records and accounts showing clearly all transactions relating to its provision of the Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles and other regulatory and environmental safety standards.

Section 4. Non-exclusivity. The Manager and its employees may provide services of a nature similar to the Services set forth in this Agreement to any other person and/or entity. There is no obligation for the Manager to provide the Services to the Company on an exclusive basis.

Section 5. Confidential Information.

(i)
Any non-publicly available information relating to the Company or its business or trade secrets, which the Manager may obtain pursuant to this Agreement, shall be kept confidential and not be disclosed to any third party during or after termination of this Agreement. Any information relating to the Manager or its business or trade secrets, which the Company may obtain pursuant to this Agreement, shall be kept confidential and not be disclosed to any third party during or after termination of this Agreement. All rights to and concerning such information remain vested in the Party disclosing it, in particular with regard to any and all intellectual property rights, and nothing in any disclosure made hereunder shall be construed as granting any patent, copyright or rights of use or similar industrial property rights which may now or hereinafter exist in the information, to the Party receiving it.

(ii)	The following disclosures shall not be deemed to constitute a violation of this Section 5:

a.	to the auditors or to the financial and legal advisors or to any other consultants of any Party to this Agreement;

b.	as far as necessary to implement and enforce any of the terms of this Agreement;

c.	where a Party is under a legal or regulatory obligation to make such disclosure, but limited to the extent of that legal or regulatory obligation;

d.	to the extent that it is already in the public domain (other than as a result of a Party’s breach of this Agreement); or

e.	with the prior written consent of the other Parties to this Agreement.

(iii)
The Parties agree to take all reasonable steps to make their directors, officers, employees, agents and other Affiliates aware of the terms of this Section 5 and to ensure that the latter shall observe those terms.

Section 6. Management Fees.

(i)	In consideration of the Services provided by the Manager to the Company under this Agreement and the relevant Ship Management Agreement(s), the following fees shall be paid to the Manager:

a.	US$ 1,071 per Vessel per day accrued on a daily basis, for the provision of the services provided in the relevant Ship Management Agreement(s) and in this Agreement (the “Daily Ship Management Fees”);

b.
US$ 200,000 per quarter during the Term of this Agreement, which is an amount expressly agreed to compensate the Manager for the Administrative Management Services, as provided in this Agreement, and which are not covered by the services provided under the separate Ship Management Agreement(s) (the “Flat Management Fee”);

c.
Extraordinary Fees and Costs as set forth in Schedule D to this Agreement for extraordinary management services to be provided by the Manager, which are not included in the Services mentioned above (the “Extraordinary Management Fees” and together with the Daily Ship Management Fees and the Flat Management Fee, the “Management Fees”).

(ii)
The Daily Ship Management Fees and the Flat Management Fee (described under sub-Sections 6(i) a. and b. above) will be adjusted annually on the 1st of July of each year to account for the CPI (Consumer Price Index) of USA and Greece weighted equally as the above have changed over the preceding 12 months and as published by the official authorities of these two countries.

(iii)
The Daily Ship Management Fees shall be paid to the Manager by the relevant Shipowning Subsidiary by monthly instalments in advance, within the first five (5) Business Days of each calendar month. The Manager shall have the right to demand payment of the Daily Ship Management Fees in relation to each Vessel from ROBIN in case the relevant Shipowning Subsidiary is in default of paying the Daily Ship Management Fees, and shall have the right to demand the performance of all other obligations of each Shipowning Subsidiary under the terms of each Ship Management Agreement in case of default of the relevant Shipowning Subsidiary, waiving the benefit of division or discussion and any other right or benefit granted by the applicable law to a guarantor.

(iv)
Unless otherwise agreed, the Flat Management Fee shall be paid by ROBIN in advance at the beginning of each quarter. The Flat Management Fee will be due and payable on the first Business Day of January, April, July and October of each year. For the avoidance of doubt, the Flat Management Fee shall be prorated to the number of days from the Effective Date and the date upon which the first Flat Management fee becomes due and payable.

(v)
The Company hereby agrees to reimburse the Manager for all reasonable and documented out-of-pocket costs and expenses actually paid or incurred by the Manager in furtherance of the Company’s business or arising out of or in connection with the provision of the Services, including but not limited to travel and entertainment expenses, fees and expenses charged by external legal, accounting, financial, IT or other advisors (the “Reimbursable Expenses”).

(vi)	The Management Fees may be adjusted from time to time and additional fees may also be agreed to be payable by the Company to the Manager for services provided by the Manager on a case-by-case basis.

(vii)	In addition to the Management Fees, the Manager shall charge and collect the following commissions:

a.
A chartering commission for and on behalf of the Manager and/or on behalf of any third-party broker(s) involved in the trading of the Vessels on all gross income received by the Shipowning Subsidiaries arising out of or in connection with the operation of the Vessels, including charter  hire, freight, demurrage, dead freight, damages for detention, pool distributions (the “Vessel’s Gross Income”), as well as on any other commissionable amount collected on such transactions (the “Chartering Commission”), for distribution among the Manager and any third-party broker(s). In case a commission is paid to a third-party broker directly by the charterer(s) or by the respective Shipowning Subsidiary, then the Chartering Commission attributable and payable to the Manager will be proportionately reduced. For the avoidance of doubt, it is hereby clarified that in case any charterer is entitled to an address commission (the “Address Commission”) calculated on the Vessel’s Gross Income at a rate to be agreed by the Shipowning Subsidiaries, then the Address Commission will not form part of the Chartering Commission and will not be payable by the Manager. It is hereby agreed that cumulatively the Chartering Commission and the Address Commission shall not exceed the aggregate rate of 6.25% on each Vessel’s Gross Income;

b.
A sale and purchase brokerage commission at the rate of 1% per consummated transaction (the “S&P Commission”), such S&P Commission, for the avoidance of doubt, being applicable to the total consideration to acquire or sell, inter alia, any of the following: (i) a vessel or (ii) the shares of a ship owning entity owning vessel(s) or (iii) shares and/or other securities with an aggregate purchase or sale  value (as the case may be) of an amount equal to, or in excess of,  US$ 10,000,000 issued by an entity engaged in the maritime industry. The Chartering Commission and the S&P Commission shall be hereinafter referred to collectively as the “Commission Fees” of the Manager; and

c.	a capital raising commission at the rate of 1% on all gross proceeds per consummated transaction raised by the Company in the capital and debt markets (the “Capital raising Commission”).

(viii)	Provided that the Manager provides crew for the Vessels, the relevant Shipowning Subsidiary shall cover expenses regarding crew costs in accordance with the respective crew agreements in place.

(ix)
Notwithstanding anything contained herein to the contrary, the Manager shall in no circumstances be required to use or commit its own funds to finance the provision of the Services, other than with respect to the employees employed by the Manager in the ordinary course of business.

Section 7. General Relationship Between the Parties. The relationship between the Parties is that of independent contractor. The Parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership, joint venture, employee or agency relationship between the Manager and any other Party or any member of the Company.

Section 8. Liability and Indemnity.

(i)
Neither the Company nor the Manager shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control.

(ii)
The Manager shall be under no liability whatsoever to the Company for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect (including but not limited to loss of profit arising out of or in connection with a detention of or delay to the Vessels) and howsoever arising in the course of performance of the Services, unless and to the extent that such loss, damage, delay or expense is proven (through a judgement of a court of competent jurisdiction) to have resulted solely from fraud, gross negligence or wilful misconduct of the Manager or its employees, in which case (save where such loss, damage, delay or expense has resulted from the Manager’s personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Manager’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of two (2) times the quarterly Flat Management Fee.

(iii)
Notwithstanding anything to the contrary in this Agreement, the Manager shall not be responsible for any of the actions of the crew of the Vessels, even if such actions are negligent, grossly negligent, reckless or wilful.

(iv)
The Company shall keep the Manager and its employees, agents, sub-contractors (including any Sub-managers) and consultants indemnified and hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising, which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement, and against and in respect of all costs, loss, damages and expenses (including legal costs and expenses on a full indemnity basis), which the Manager may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement,  including, without limitation, against all actions, proceedings, claims, demands or liabilities brought under or relating to the environmental laws, regulations or conventions of any jurisdiction (the “Environmental Laws”), or otherwise relating to pollution of the environment, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same, provided however that such indemnity shall exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to (A) the fraud, gross negligence or wilful misconduct of the Manager, its employees, agents or sub-contractors, or (B) any breach of this Agreement by the Manager.

(v)
Without prejudice to the general indemnity set out in this Section, the Company hereby undertakes to indemnify the Manager, its employees, agents and sub-contractors against all taxes (including but not limited to tonnage taxes), imposts and duties levied by any government as a result of the operations of the Company or the Vessels, whether or not such taxes, imposts and duties are levied on ROBIN, the Shipowning Subsidiaries, the Ex-Shipowning Subsidiaries or the Manager. The Company shall pay all applicable taxes, levies, dues or fines imposed on the Company, the Vessels or the Manager as a result of the existence and operations of the Company and Vessels. For the avoidance of doubt, such indemnity shall not apply to taxes imposed on amounts paid to the Manager as consideration for the performance of the Services for the Company.

(vi)
It is hereby expressly agreed that no employee or agent of the Manager (including any sub-contractor from time to time employed by the Manager and the employees of such sub-contractor) shall in any circumstances whatsoever be under any liability whatsoever to the Company for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Section, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Manager or to which the Manager is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Manager acting as aforesaid.

(vii)
The Company acknowledges that the Manager is unable to confirm that the Vessels, their systems, equipment and machinery are free from defects and agrees that the Manager shall not under any circumstances be liable for any losses, costs, claims, liabilities and expenses, which the Company may suffer or incur resulting from pre-existing or latent deficiencies in the Vessels, their systems, equipment and machinery.

(viii)	The provisions of this Section 8 shall remain in force notwithstanding termination of this Agreement.

Section 9. Term and Termination.

(i)
This Agreement shall be effective as of the Effective Date and shall continue to be in full force and effect for a term of eight (8) years commencing on the Effective Date, and such term shall be automatically renewed annually for the subsequent eight (8) years on each anniversary of the Effective Date (starting from the first anniversary of the Effective Date), unless it is terminated earlier in accordance with the below provisions (the “Term”).

(ii)	This Agreement, unless otherwise agreed in writing between the Parties hereto, shall be terminated as follows:

a.	The Parties hereto may terminate this Agreement by mutual agreement in writing at any time.

b.	This Agreement shall automatically terminate in case the Manager ceases its business or a resolution is passed or a court order is made for the purposes of winding up the Manager.

c.	The Manager may terminate this Agreement as follows:

1.	Upon giving three (3) month’s prior written notice to the Company;

2.
Upon giving fifteen (15) Business Days prior written notice to the Company for material breach of the Company’s obligations under this Agreement; if the breach may be remedied by the Company, the Manager may terminate this Agreement upon giving fifteen (15) Business Days prior written notice to the Company to remedy the breach and failing to do so may proceed with the termination of this Agreement in accordance with the provisions of this sub-paragraph;

3.
Upon giving fifteen (15) Business Days prior written notice to the Company in case of a Change of Control in ROBIN. Any such notice must be given within six (6) months as of the completion of the Change of Control in ROBIN.

d.	The Company may terminate this Agreement as follows:

1.	Upon giving three (3) month’s prior written notice to the Manager;

2.
Upon giving fifteen (15) Business Days prior written notice to the Manager, if the Manager is proven to be unable or to have otherwise failed to perform any or all of the Services to a material extent for a continuous period of two (2) months and provided that the Manager fails to perform the Services within the notice period.

(iii)
In case of termination of this Agreement in accordance with any of the provisions of Section 9(ii), the Company shall pay to the Manager on the date of termination: (i) any and all accrued Management Fees and the Reimbursable Expenses of the Manager up to the date of termination and (ii) in advance any and all Commission Fees for any outstanding chartering and/or sale and purchase transaction that was agreed by the Company prior to the date of termination and has not yet been performed on the date of termination, as if such transaction had been performed (namely all such Commission Fees up until the end of the agreed duration of a respective charterparty or up until the completion of the respective sale and purchase transaction shall be due and payable to the Manager on the date of termination). Moreover, in case this Agreement is terminated in accordance with the provisions of sub-Sections 9(ii)(c)(2), 9(ii)(c)(3) and 9(ii)(d)(1), the Company shall pay in addition to the Manager the Termination Fee. For the avoidance of any doubt, in case of termination of this Agreement in accordance with any of the provisions of Section 9(ii) above ROBIN, the Shipowning Subsidiaries and the Ex-Shipowning Subsidiaries shall be jointly and severally liable to pay the accrued Management Fees, the Commission Fees, the Reimbursable Expenses and the Termination Fee (where applicable) to the Manager.

(iv)
Upon termination of this Agreement in accordance with the provisions of this Section 9, the Manager shall promptly terminate its services under this Agreement and the Ship Management Agreement(s), if so requested, in order to minimize any interruption to the business of the Company.

(v)
With respect to the termination of the Ship Management Agreements applicable are the relevant clauses contained in each respective Ship Management Agreement which shall apply in addition to the provisions of Section 9 contained herein.

(vi)
Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration. Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.

Section 10. Surrender of Books and Records. Upon termination of this Agreement, the Manager shall forthwith surrender to ROBIN any and all books, records, documents and other property in the possession or control of the Manager relating to the provision of the Services, to this Agreement and to the business, finance, technology, trademarks or affairs of the Company and, except as required by law, shall not retain any copies of same.

Section 11. Entire Agreement. This Agreement and the relevant Ship Management Agreements constitute the entire agreement of the Parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.

Section 12. Amendments to Agreement. This Agreement may be amended, superseded, cancelled, renewed or extended and the terms hereof may be waived, only by a written instrument signed by the Parties.

Section 13. Severability. If any provision herein is held to be void or unenforceable for any reason, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

Section 14. Currency. Unless stated otherwise, all currency references herein are to United States Dollars.

Section 15. Governing Law and Jurisdiction.

(i)
This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation, including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual disputes or claims (a “Dispute”) shall be governed by Greek law.

(ii)	Subject to below paragraph (iii), the courts of Piraeus, Greece shall have exclusive jurisdiction to settle any Dispute.

(iii)
Paragraph (ii) above is for the exclusive benefit of the Manager, who reserves the right: (a) to commence proceedings in relation to any Dispute in the courts of any country other than Greece and which may have or claim jurisdiction to that Dispute; and (b) to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in Piraeus, Greece or without commencing proceedings in Piraeus, Greece. The Company shall not commence any proceedings in any country other than Greece in relation to a Dispute.

Section 16. Notices. Any notice under this Agreement shall be in writing and delivered personally, by courier or shall be served through a process server as follows:

If to the Company:
Robin Energy Ltd.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens,
Limassol 3036,
Cyprus
Tel.: +35725357769
Email: corporate@robinenergy.com

If to the Manager:
Castor Ships S.A.
10 Seneka Street, 14564 Kifissia,
Athens, Greece
Tel.: +302106257100
Email: legal@castorships.com

Section 17. Assignment and Sub-Contracting.

(i)
This Agreement, and the Company’s rights and obligations hereunder, may not be assigned by the Company; provided, however, that in the event of any sale, transfer or other disposition of all or substantially all of the Company’s assets and business, whether by merger, consolidation or otherwise, the Company shall assign this Agreement and its rights hereunder to the successor to its assets and business.

(ii)
The Manager may freely sub-contract and sub-license this Agreement and/or appoint any person or corporate entity (a “Sub-manager”), at any time throughout the duration of this Agreement, to perform such parts of the Services as may seem convenient or appropriate to the Manager, so long as the Manager remains liable for the performance of the Services and its other obligations under this Agreement and bears and pays the remuneration, however described, of any Sub-manager.

Section 18. Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition. Any waiver must be specifically stated as such in writing.

Section 19. Joint and Several Liability. ROBIN, the Shipowning Subsidiaries and the Ex-Shipowning Subsidiaries are jointly and severally liable for the due performance of all of the obligations of the Company under this Agreement and ROBIN, each Shipowning Subsidiary and each Ex-Shipowning Subsidiary are jointly and severally liable for the obligations of the others or any of them.

Section 20. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors and legal representatives. The Parties declare that they waive any right to contest the validity of, cancel, or annul this Agreement for any reason and cause whatsoever and particularly for the reasons set out in articles 178, 179, 281, 288 and 388 of the Greek Civil Code.

Section 21. Counterparts. This Agreement may be executed in one or more signed counterparts (including facsimile counterparts or as a “pdf” or similar attachment to an email), which shall together form one instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ROBIN ENERGY LTD.

By:

Name:	Petros Panagiotidis
Title:	Chairman and CEO

CASTOR SHIPS S.A.

By:

Name:	Thaleia Kamilieri
Title:	Sole Director

Signed for and on behalf of the Shipowning Subsidiary

listed in Schedule A-1 hereto

By:

Name:	Konstantinos Christos Vlachos
Title:	Authorised Representative

Signed for and on behalf of the Ex-Shipowning Subsidiary

listed in Schedule A-2 hereto

By:

Name:	Konstantinos Christos Vlachos
Title:	Authorised Representative

SCHEDULE A-1

SHIPOWNING SUBSIDIARIES LIST

Name of Shipowning Subsidiary	Vessel Name	Sector	IMO No.	Vessel Flag

Vision Shipping Co.	Wonder Mimosa	Tanker	9285859	Marshall Islands

SCHEDULE A-2

EX-SHIPOWNING SUBSIDIARIES LIST

Name of Ex-Shipowning Subsidiary	Vessel Name	Sector	IMO No.	Vessel Flag	Vessel Status

Xavier Shipping Co.	Wonder Formosa	Tanker	9641704	Marshall Islands	Sold

SCHEDULE B

SHIP MANAGEMENT SERVICES

The Manager either on its own or through the appointment of one or more specialized Sub-manager(s), shall assume the role of “Company” as defined in the International Safety Management (ISM) Code, the International Ship and Port Facility Security (ISPS) Code and the Maritime Labour Convention 2006 (MLC), as such may be amended and supplemented from time to time, and shall provide such of the following Ship Management Services to the Company, as the Company may from time-to-time request and direct the Manager to provide including indicatively the following:

(1)	Negotiating on behalf of the Company time charters, voyage charters, bareboat charters and other employment contracts with respect to the Vessels and monitor payments thereunder;

(2)	Exercising of due diligence to:

(i)
maintain and preserve each Vessel and her equipment in full compliance with applicable rules and regulations, including Environmental Laws, shipping industry practices, good condition, running order, so that each Vessel shall be, insofar as due diligence can make her in every respect seaworthy and in full compliance with environmental and charterers requirements good operating condition;

(ii)	keep each Vessel in such condition as will entitle her to the proper notation and rating from the classification society chosen by her owner or charterer rating for vessels of the class, age and type;

(iii)
prepare all Ballast Water Treatment System (BWTS) Manuals, Ship To Ship (STS) Transfer Manuals, Ship Energy Efficiency Management Plan (SEEMP) Manuals and all other statutory manuals provided for by the International Conventions and codes (including but not limited to SOLAS, MARPOL, MLC), comply with EU MRV reports, DCS IMO reports, proceed with all necessary actions for compliance with EEXI, CII requirements and obtain all necessary approvals for a shipboard oil pollution emergency plan (SOPEP) in a form approved by the Marine Environment Protection Committee of the International Maritime Organization pursuant to the requirements of Regulation 26 of Annex I of the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, as amended (“MARPOL”), and provide assistance with respect to such other documentation and record-keeping requirements pursuant to applicable Environmental Laws;

(iv)
arrange for the preparation, filing and updating of a contingency Vessel Response Plan in accordance with the requirements of the U.S. Oil Pollution Act of 1990 as amended (“OPA”), and instruct the crew in all aspects of the operation of such plan and inform the Company promptly of any major release or discharge of oil or other hazardous material in compliance with applicable law;

(v)	provide copies of any vessel inspection reports, valuations, surveys or similar reports upon request.

The Manager is expressly authorized for and on behalf of the Company to enter into such arrangements by contract or otherwise as are required to ensure the availability of the Services outlined above. The Manager is further expressly authorized by the Company to enter into such other arrangements as may from time to time be necessary to satisfy the requirements of OPA, EU ETS, or other applicable laws and regulations.

(3)	Storing, victualing and supplying of each Vessel with necessary spare parts and equipment and arranging for the purchase of certain day to day stores, supplies and parts;

(4)	Procuring and arranging for port entrance and clearance, pilots, vessel agents, consular approvals, and other services necessary or desirable for the management and safe operation of each Vessel;

(5)	Preparing, issuing or causing to be issued to shippers the customary freight contract, cargo receipts and/or bills of lading;

(6)	Performing all usual and customary duties concerned with the loading and discharging of cargoes at all ports;

(7)
Arranging and retaining in full force and effect all customary insurance pertaining to each Vessel as instructed by the owner or charterer and all such policies of insurance, including but not limited to protection and indemnity, hull and machinery, war risk and oil pollution FDD covering each Vessel;

(8)	Adjusting and negotiating settlements, with or on behalf of claimants or underwriters, of any claim, damages for which are recoverable under policies of insurance;

(9)
If requested, providing the Company with technical assistance in connection with any sale of any Vessel. The Manager will, if requested in writing by the Company, comment on the terms of any proposed Memorandum of Agreement, but the Company will remain solely responsible for agreeing the terms of any Memorandum of Agreement regulating any sale;

(10)
Arranging for employment of counsel, and the investigation, follow-up and negotiating of the settlement of all claims arising, the appointment of an adjuster and assistance in preparing the average account, taking proper security for the cargo’s and freight’s proportion of average and appointing surveyors and technical consultants as necessary; it being understood that the Company will be responsible for the payment of such counsel’s, adjuster’s and such surveyor’s or technical consultant’s fees and expenses respectively;

(11)
Negotiating the settlement of insurance claims of the respective Shipowning Subsidiary’s or the charterer’s protection and indemnity insurance and arranging for the making of disbursements accordingly for the Shipowning Subsidiary’s or the charterer’s account; the Company shall arrange for the provision of any necessary guarantee bond or other security;

(12)	Attending all matters involving each Vessel’s crew;

(13)
Paying all charges incurred in connection with the management of each Vessel, including, but not limited to, the cost of the items listed in (2) to (12) above, canal tolls, repair charges and port charges, and any amounts due to any governmental agency with respect to the Vessel crews;

(14)
The Manager shall not in any circumstances have any liability for any bunkers, which do not meet the required specification. The Manager will, however, monitor the quality of the bunkers through accredited organisations and take such action, on behalf of the Company, against the supplier of the bunkers, as is agreed with the Company;

(15)
Arranging as per rules of the Classification Society of each Vessel for the intermediate and special survey of each Vessel, in which case all costs in connection with such surveys (including dry-docking) and satisfactory compliance with class requirements will be borne by the Company.

SCHEDULE C

ADMINISTRATIVE MANAGEMENT SERVICES

The Manager shall provide such of the following Administrative Management Services to the Company, as the Company may from time-to-time request and direct the Manager to provide pursuant to Section 2, including indicatively the following:

a.
Keep and maintain at all times the accounting books and records of the Company which shall contain particulars of receipts and disbursements relating to the assets and liabilities of the Company and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the Company to prepare or cause to be prepared financial statements in accordance with U.S. generally accepted accounting principles;

b.
Represent the Shipowning Subsidiaries and the Ex-Shipowning Subsidiaries vis-à-vis any contractual counterparties and before any competent authority in any jurisdiction, including without limitation tax authorities, civil, criminal and administrative courts, ministries and other governmental bodies;

c.	Settle and pay off any debt of the Shipowning Subsidiaries and the Ex-Shipowning Subsidiaries in any jurisdiction;

d.
Arrange for the due fulfilment of the tax responsibilities of the Company and its Vessels and the and pay any relevant tax (including but not limited to tonnage tax) and levy as well as legally dispute the legitimacy of any taxes, charges and fines imposed on the Vessels;

e.	Provide, or arrange for the provision, of clerical, secretarial, corporate and administrative services as may be reasonably necessary for the performance of the Company’s business;

f.
Arrange for the provision by third party providers of such audit, accounting, legal, insurance and other professional services relating to the Company and the Vessels as are reasonably required by the Company from time to time to the extent such advice and analysis can be reasonably provided or arranged by the Manager, provided that nothing herein shall permit the Manager to select the auditor of the Company or to communicate with the auditor other than in the ordinary course of making such books and records available for review as the auditors may require and to respond to queries from the auditors with respect to the accounts and statements prepared by, or arranged by, the Manager, and in particular the Manager will not have any of the authorities, rights or responsibilities of the audit committee of the Company, but shall provide, or arrange for the provision of, information to such committee as may from time to time be required or requested; and provided further that nothing herein shall entitle the Manager to retain legal counsel for the Company unless such selection is specifically approved by the Company;

g.
Negotiate, at the request and under the direction of the Company, loan and credit terms with financiers and provide, or arrange for the provision of, such assistance and support as the Company may from time-to-time request in connection with any new or existing debt and/or equity financing for the Vessels and the Company;

h.
Make all necessary arrangements for all the board and shareholder meetings of ROBIN, the Shipowning Subsidiaries and the Ex-Shipowning Subsidiaries and provide, or arrange for the provision of, such additional administrative and ancillary services pertaining to the Company and the Vessels as may be reasonably requested by the Company from time to time;

i.	Maintain, or arrange for the maintenance of, ROBIN’s, the Shipowning Subsidiaries’ and the Ex-Shipowning Subsidiaries’ existence and good standing in necessary jurisdictions; and

j.
Provide, or arrange for the provision of, at the request and under the direction of the Company, cash management and services, including assistance with preparation of budgets, overseeing banking services and bank accounts and arranging for the deposit of funds.

SCHEDULE D

EXTRAORDINARY FEES AND COSTS

Notwithstanding anything to the contrary in this Agreement, the Manager will not be responsible for paying any costs liabilities and expenses in respect of a Vessel, to the extent that such costs, liabilities and expenses are “extraordinary”, which shall consist indicatively of the following:

(i)
repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the Vessels, resulting from maritime accidents, collisions, other accidental damage, failure of material, or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or wilful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance). The Manager shall be entitled to receive additional remuneration for time (charged at the rate of US$950 per man per day of 8 hours) for any time that the personnel of the Manager will spend on attendance on any Vessel in connection with matters set out this subsection (i). In addition, the Company will pay any reasonable travel and accommodation expenses of the Manager personnel incurred in connection with such additional time spent;

(ii)
any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment, machinery or system aboard any Vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society or the charterers for that Vessel or otherwise;

(iii)	any increase in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from charterers’ requirements;

(iv)
the Manager shall be entitled to receive additional remuneration for time spent on the insurance, average and salvage claims (charged at the rate of US$ 950 per man per day of 8 hours) in respect of the preparation and prosecution of claims, the supervision of repairs and the provision of documentation relating to adjustments);

(v)
For purposes of proper maintenance and inspection of the Vessels, the Manager shall ensure a maximum 14 days per year per Vessel without additional cost for the Company other than the Management Fees. Any additional day over the 14 days will be charged at the rate of US$950 per man per day for maximum eight (8) hours per day. For the avoidance of any doubt, the extra time needed for the Manager to prepare the Vessel and the management company during vetting inspections and attendance on the Vessels in connection with the pre-vetting and vetting of the Vessels by any charterers or during Tanker Management Self-Assessment (TMSA) preparation shall be charged at the rate of USD$950 per man per day. In addition, the Company will pay any reasonable travel and accommodation expenses of the Manager personnel incurred in connection with such additional time spent;

(vi)	the Company shall pay the deductible of any insurance claims relating to the Vessels or for any claims that are within such deductible range;

(vii)	the Company shall pay any increase in insurance premiums;

(viii)	the Company shall pay dues or fines imposed on the Vessels or the Manager due to the operation of the Vessels;

(ix)	the Company shall pay for any expenses incurred in connection with the sale or acquisition of a Vessel, such as but not limited to inspections and technical assistance;

(x)
the Company shall pay for any similar costs, liabilities and expenses that were not reasonably contemplated by the Company and the Manager as being encompassed by or a component of the fees at the time the fees were determined;

(xi)
the Company shall pay for any fees and expenses related to any computer and software updates and acquisitions as may be required and to any services provided by the Manager or by any sub-contractor to protect the Company’s operations or the Vessels from cyber security risks; and

(xii)
Any other services not mentioned in Schedules B and C (above) that are aimed at ensuring full compliance of the Company with environmental, safety, security and corporate governance regulations and standards, applicable from time to time, as mandated by an internationally recognized body and/or required by charterers of the Company’s Vessels. The outlay and/or the investment that the Manager will need to incur in order to ensure that it is in a position to comply with such regulations and standards will be fully reimbursable to the Manager by the Company.